UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-33336
OCEANAUT, INC. — NYSE AMEX LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
17th Km National Road, Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece
+30-210-620-9520
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Stock, par value $0.0001
Units, each consisting of one share of Common Stock, $.0001 par value, and one Warrant
Warrant to Purchase Common Stock
Common Stock, par value $0.0001 par value, underlying Warrants
(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐ 17 CFR240.12d2-2(a)(1)
☐ 17 CFR240.12d2-2(a)(2)
☐ 17 CFR240.12d2-2(a)(3)
☐ 17 CFR240.12d2-2(a)(4)
☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1
☑ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Oceanaut, Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

April 13, 2009	By /s/ Gabriel Panayotides	President and CEO

Date	Name	Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654 (03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.